Exhibit 99.61

AMERICAN LITHIUM CORP.

Suite 710, 1030 West Georgia Street Vancouver, British Columbia, V6E 2Y3

April 29, 2022

British Columbia Securities Commission Alberta Securities Commission

Dear Sirs/Mesdames:

Re: Notice of Change of Auditors

In accordance with National Instrument 51-102, American Lithium Corp. (the "Corporation") hereby gives notice that:

1.	On the request of the Corporation, Manning Elliott LLP, Chartered Professional Accountants ("Manning Elliott") have resigned as Auditors of the Corporation effective immediately, to facilitate the appointment of Ernst & Young LLP.

2.	Manning Elliott has not issued any adverse, qualified opinion or denial of opinion on the annual financial statements of the Corporation for the two fiscal years preceding the date of this Notice or any similar reservation on interim financial information for any subsequent period preceding the date of this Notice;

3.	The Corporation's Board of Directors have accepted Manning Elliott’s resignation as the Corporation's auditors and approved the proposal to change auditors; and

4.	There have been no reportable disagreements or unresolved issues between the Corporation and Manning Elliott over any audit conducted over the two most recent fiscal years and any subsequent period preceding the date of this Notice. There have been no reportable consultations between the Corporation and the successor auditor during this period.

Respectfully,

AMERICAN LITHIUM CORP.

/s/ “Simon Clarke”

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Simon Clarke, Chief Executive Officer